[NOVEL DENIM HOLDINGS LIMITED LETTERHEAD]

November 24, 2004

Mr. Noel Jervis
Chairman
Special Committee to the Board of Directors of
Novel Denim Holdings Limited
Spencer House, Spencer Drive
Nuthall, Nottingham NG16 1DG
England

Dear Noel:

     We are pleased to submit this proposal on behalf of the management of Novel Denim Holdings Limited (the “Company”), with the support of the Company’s controlling shareholder, Novel Apparel (BVI) Limited (the “Controlling Shareholder”, and together with Company shareholders that are members of the Chao family, the “Majority Shareholders”), to acquire for cash up to all of the outstanding ordinary shares (the “Shares”) of the Company held by shareholders that are not Majority Shareholders (the “Minority Shareholders”) for a price of $0.95 per share (the “Cash Consideration”).

     As you know, the Company has been exploring various alternatives, including a merger or a reverse stock split, by which we could reduce costs related to the Company’s status as a public, reporting company, including costs associated with the Sarbanes-Oxley Act. Based on our efforts thus far, management believes the most effective manner to accomplish this goal would be through the Company’s creation of a vehicle to merge with the Company, with the Company surviving such merger (the “Surviving Corporation”). Shares of the Company held by the Minority Shareholders would be converted into the right to receive the Cash Consideration and Shares held by the Majority Shareholders would be converted into the right to receive a number of ordinary shares in the Surviving Corporation.

     We are confident that our proposal is not only in the best interests of the Company’s stockholders, but also in the best long-term interests of the Company, its management and its employees. Our proposal does not depend on sales of any Company assets, plant closings, employee layoffs or any termination of or change in retirement benefits.

     We believe that we are in a position to enter into immediate negotiations with the Special Committee with regard to the transaction’s documentation due to the fact that (i) we will not need to conduct any due diligence prior to the consummation of the transaction and (ii) we will have no financing related condition precedent as the Company intends to use it’s current borrowing capacity to finance the transaction and the Controlling Shareholder has indicated its willingness to provide the support necessary to secure such borrowings. Moreover, we anticipate that the transaction could be effectuated quickly because definitive documentation will require very limited (i) representations and warranties and (ii) conditions to closing.

     Nothing in this letter should be considered to constitute a binding obligation or commitment of the Company to proceed with, or consummate, a transaction. Any transaction between the parties is subject to, and qualified in its entirety by, the execution and delivery of mutually acceptable definitive agreements.

     As required by law we will file with the Securities and Exchange Commission (the “Commission”) amendments to the Schedule 13D and 13Gs that certain of the Majority Shareholders have on file with the Commission to report our proposal made in this letter. A copy of this letter will be attached as an exhibit to such amendments.

     We are very excited about this transaction and are prepared to commit all necessary resources to proceed as quickly as possible. We look forward to your response to our proposal. Should you have any questions, please call K.C. Chao (852-9460-5309) or Alain Rey (230-242-8572).

Very truly yours,

Novel Denim Holdings Limited

/s/ K.C. Chao	/s/ Alain Rey

K.C. Chao	Alain Rey
Director, Chief Executive Officer and	Director, Chief Financial Officer and
President	Senior Vice-President—Finance